Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Satyam Computer Services Limited:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Price Waterhouse

Secunderabad, India

April 21, 2005

Satyam Computer Services Limited

Consolidated Balance Sheets

	As of March 31,

	2005	2004

	(Thousands of US
	Dollars except per
	share data and as
	stated otherwise)
ASSETS
Current assets
Cash and cash equivalents	$129,815	$86,730
Investments in bank deposits	—	332,133
Accounts receivable, net of allowance for doubtful debts	160,923	133,827
Unbilled revenue on contracts	17,029	2,749
Deferred income taxes	9,090	6,081
Prepaid expenses and other receivables	16,103	32,905

Total current assets	332,960	594,425
Investments	—	2,793
Investments in bank deposits	411,623	—
Investments in associated companies	23,244	24,274
Premises and equipment, net	84,052	68,466
Goodwill, net	15,458	15,536
Other assets	16,789	8,274

Total assets	884,126	713,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debts	4,836	2,356
Accounts payable	10,894	8,383
Accrued expenses and other current liabilities	64,754	46,674
Unearned and deferred revenue	5,642	1,883

Total current liabilities	86,126	59,296
Long-term debts, excluding current portion	1,137	1,826
Deferred income taxes	8,939	8,757

Total liabilities	96,202	69,879

Contingencies and Commitments (Note No. 17)
Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.23)* per share	20,000	10,000
(100 million preference shares authorized, 91,009,999 and 45,669,999 preference shares issued as of March 31, 2005 and 2004 respectively)
Shareholders’ equity
Common stock — par value Rs.2 (US$0.05)* per equity share	17,355	17,222
(375 million equity shares authorized, 319,265,291 and 316,251,710 equity shares issued as of March 31, 2005 and 2004 respectively)
Additional paid-in capital	433,611	416,176
Shares subscribed but unissued	102	43
Deferred stock-based compensation	(289)	(13)
Retained earnings	288,979	172,825
Accumulated other comprehensive income	29,637	29,380

	769,395	635,633
Shares held by the SC-Trust under associate stock option plan	(1,471)	(1,744)
(1,424,340 and 1,687,680 equity shares as of March 31, 2005 and 2004 respectively)

Total shareholders’ equity	767,924	633,889

Total liabilities and shareholders’ equity	$884,126	$713,768

* The par value in US$ has been converted at the closing rate as of March 31, 2005, 1US$ = Rs 43.62

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Income

	Year ended March 31,

	2005	2004	2003

	(Thousands of US Dollars except per
	share data and as stated otherwise)
Revenues	$793,597	$566,372	$459,207
Cost of revenues
(Includes stock-based compensation of US$775, US$853 and US$1,591 for the years ended March 31, 2005, 2004 and 2003 respectively)	(506,776)	(343,596)	(275,219)

Gross profit	286,821	222,776	183,988
Selling, general and administrative expenses
(Includes stock-based compensation of US$1,193, US$772 and US$2,930 for the years ended March 31, 2005, 2004 and 2003 respectively)	(124,325)	(101,627)	(116,893)
Impairment of other non marketable investments	—	—	(3,299)
Reversal of put option charge	—	—	19,843

Total operating expenses	(124,325)	(101,627)	(100,349)

Operating income	162,496	121,149	83,639
Interest income	22,339	20,309	7,158
Interest expense	(458)	(471)	(800)
Gain on sale of shares in associated companies/ other investments	66	2,652	830
Loss on foreign exchange transactions	(4,611)	(8,874)	(4,757)
Other income/(expense), net	326	2,270	(1,746)

Income before income taxes and equity in earnings/(losses) of associated companies	180,158	137,035	84,324
Income taxes	(25,304)	(22,544)	(9,769)
Minority Interest	—	—	11,082

Income before equity in earnings/(losses) of associated companies	154,854	114,491	85,637
Equity in earnings/(losses) of associated companies, net of taxes	(1,094)	(2,631)	(3,339)

Net income	$153,760	$111,860	$82,298

Earnings per share:
Basic	$0.49	$0.36	$0.26
Diluted	$0.48	$0.35	$0.26
Weighted average number of shares used in computing earnings per share — (in thousands)
Basic	316,184	313,155	311,797
Diluted	323,569	317,057	318,658

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

						Accumulated
	Common Stock		Additional	Deferred		Other	Shares Held	Total
			Paid-In	Stock-based	Retained	Comprehensive	by	Shareholders’
	Shares	Par Value	Capital	Compensation	Earnings	Income/(Loss)	SC-Trust	Equity

	(Thousands of US Dollars except per share data and as stated otherwise)
Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$14,526	$(36,727)	$(3,598)	$394,364
Net income	—	—	—	—	82,298	—	—	82,298
Other comprehensive income
Gain on foreign currency translation	—	—	—	—	—	16,612	—	16,612
Unrealized gains on securities, net of taxes	—	—	—	—	—	2	—	2

Total Comprehensive income	—	—	—	—	—	—	—	98,912
Issuance of common stock, net of issuance cost	2,800	2	10	—	—	—	—	12
Loss on dilution of interest in Sify on its issuance of new shares, net of taxes	—	—	(1,181)	—	—	—	—	(1,181)
Deferred stock-based compensation	—	—	1,745	(1,745)	—	—	—	—
Amortization of deferred stock- based compensation	—	—	—	3,380	—	—	—	3,380
Shares transferred by SC-Trust to employees	—	—	600	—	—	—	1,315	1,915
Cash dividend paid at the rate of US$ 0.03 per share	—	—	—	—	(9,686)	—	—	(9,686)

Balance as of March 31, 2003	314,542,800	$17,146	$406,704	$(876)	$87,138	$(20,113)	$(2,283)	$487,716

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

							Accumulated
	Common Stock		Additional	Shares	Deferred		other	Shares held	Total
			paid-in	subscribed but	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

	(Thousands of US Dollars except per share data and as stated otherwise)
Balance as of March 31, 2003	314,542,800	$17,146	$406,704	—	$(876)	$87,138	$(20,113)	$(2,283)	$487,716
Net income	—	—	—	—	—	111,860	—	—	111,860
Other comprehensive income				—
Gain on foreign currency translation	—	—	—	—	—	—	49,493	—	49,493

Total Comprehensive income	—	—	—	—	—	—	—	—	161,353
Issuance of common stock	1,708,910	76	8,309	—	—	—	—	—	8,385
Shares subscribed but unissued	—	—	—	$43	—	—	—	—	43
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	15	—	—	—	—	—	15
Deferred stock-based compensation	—	—	762	—	(762)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,625	—	—	—	1,625
Shares transferred by SC-Trust to employees	—	—	386	—	—	—	—	539	925
Cash dividend paid at the rate of US$0.08 per share	—	—	—	—	—	(26,173)	—	—	(26,173)

Balance as of March 31, 2004	316,251,710	$17,222	$416,176	$43	$(13)	$172,825	$29,380	$(1,744)	$633,889

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

							Accumulated
	Common Stock		Additional	Shares	Deferred		other	Shares held	Total
			paid-in	subscribed but	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

	(Thousands of US Dollars except per share data and as stated otherwise)
Balance as of March 31, 2004	316,251,710	$17,222	$416,176	$43	$(13)	$172,825	$29,380	$(1,744)	$633,889
Net income	—	—	—	—	—	153,760	—	—	153,760
Other comprehensive income/(loss) Gain on foreign currency translation	—	—	—	—	—	—	257	—	257

Total Comprehensive income									154,017
Issuance of common stock	3,013,581	133	14,674	(43)	—	—	—	—	14,764
Shares subscribed but unissued	—	—	—	102	—	—	—	—	102
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	258	—	—	—	—	—	258
Deferred stock-based compensation	—	—	2,244	—	(2,244)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,968	—	—	—	1,968
Shares transferred by SC-Trust to employees	—	—	259	—	—	—	—	273	532
Cash dividend paid at the rate of US$0.12 per share	—	—	—	—	—	(37,606)	—	—	(37,606)

Balance as of March 31, 2005	319,265,291	$17,355	$433,611	$102	$(289)	$288,979	$29,637	$(1,471)	$767,924

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Cash Flows

	Year ended March 31,

	2005	2004	2003

	(Thousands of US Dollars except
	per share data and as stated
	otherwise)
Cash Flows From Operating Activities
Net income	$153,760	$111,860	$82,298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and impairment of premises and equipment	25,049	24,397	35,982
Impairment of other non marketable investments	—	—	3,299
Amortization of license fees	—	—	1,195
Stock-based compensation	1,968	1,625	4,521
Deferred income taxes	(1,910)	(1,016)	(3,768)
Gain on sale of shares in associated companies/ other investments	(66)	(2,652)	(830)
Loss on sale of premises and equipment	257	265	67
Amortization of discount on share warrants issued to TRW and change in fair value of put option	—	—	(11,898)
Minority Interest	—	—	(11,082)
Equity in earnings/(losses) of associated companies, net of taxes	1,094	2,631	3,339
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(40,716)	(22,510)	(15,367)
Prepaid expenses and other receivables, net	16,660	(24,710)	(505)
Other assets, net	(7,969)	4,974	(2,673)
Accounts payable	2,483	(4,151)	(435)
Accrued expenses and other current liabilities	17,136	(1,500)	12,520
Unearned and deferred revenue	3,502	(2)	3,510
Other liabilities	—	—	(1,633)

Net cash provided by operating activities	171,248	89,211	98,540

Cash Flows From Investing Activities
Proceeds from maturity of bank deposits	332,133	—	—
Investments in bank deposits	(411,466)	(45,406)	(259,321)
Purchase of premises and equipment	(39,036)	(16,745)	(10,989)
Proceeds from sale of premises and equipment	281	156	148
Expenditure on license fees	—	—	(623)
Acquisitions and investments in associated companies	—	—	(5,121)
Purchase of investments	(7,555)	(4,181)	(2,228)
Proceeds from sale of shares in associated companies	—	4,252	4,000
Proceeds from sale of other investments	10,198	1,772	2,175

Net cash used in investing activities	(115,445)	(60,152)	(271,959)

Cash Flows From Financing Activities
Proceeds from short-term debts	1,686	—	—
Repayments of short-term debts	—	(2,500)	(2,439)
Proceeds from long-term debts	243	1,768	1,410
Repayment of long-term debts	(2,152)	(3,350)	(3,356)
Issuance of common stock	15,296	9,310	1,926
Shares subscribed but unissued	102	43	—
Issuance of Preferred stock by subsidiary, net of issuance cost	9,512	9,441	—
Cash dividends paid	(37,606)	(26,173)	(9,686)

Net cash used in financing activities	(12,919)	(11,461)	(12,145)
Effect of exchange rate changes on cash and cash equivalents	201	6,930	4,312

Net change in cash and cash equivalents	43,085	24,528	(181,252)

Cash and cash equivalents at the beginning of the year	86,730	62,202	243,454

Cash and cash equivalents at the end of the year	$129,815	$86,730	$62,202

Supplementary information:
Cash paid during the year for:
Income taxes	$25,359	$31,877	$4,486
Interest	458	471	553
Non-cash items:
Capital leases and hire purchase	$2,028	$1,318	$1,100

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

1.     Description of Business

      Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services, Internet services, Business Process Outsourcing (“BPO”) services and developing software products. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai and Germany. Satyam offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

      Sify Limited (formerly “Satyam Infoway Limited” hereinafter referred to as “Sify”) a former subsidiary of Satyam Computer Services is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

      Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Care (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

2.	Summary of Significant Accounting Policies

a) Principles of Consolidation and Basis of Presentation

      The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”). All significant inter-company balances and transactions are eliminated.

      Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.

      Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

      On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

      The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

b) Use of Estimates

      The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, and future obligations under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.

c) Foreign Currency Translation

      The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Renminbi are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.

      Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using exchange rates prevailing on the date of transaction. Gains or losses resulting from foreign currency transactions are included in the statement of income.

d) Revenue Recognition

      Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.

      Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

      Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the years ended March 31, 2005, 2004 and 2003 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

      In accordance with Emerging Issues Task Force (EITF) 01-14 (formerly Topic D-103), “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of income.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

e) Cash and Cash Equivalents

      Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.

f) Premises, Equipment and Depreciation

      Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year.

      The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

g) Software Development Costs

      Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

      Research and development expenses charged to income amounted to US$644 thousand, US$633 thousand and US$1,365 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

h) Goodwill and Other Intangible Assets

      Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Upto March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Satyam has adopted SFAS 142 “Goodwill and Other Intangible Assets” on April 1, 2002 and accordingly goodwill is tested for impairment annually and reviewed for triggering events when circumstances indicate that the carrying amount may not be recoverable, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.

i) Impairment of Long-lived Assets

      Satyam has adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

j) Investments

      Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and decline in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

k) Cost of Revenues and Selling, General and Administrative Expenses

      Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.

      Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

l) Advertising Costs

      Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$1,088 thousand, US$957 thousand and US$1,914 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

m) Employee Benefits

i) Provident Fund

      In accordance with Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.

ii) Gratuity Plan

      Satyam has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.

      Satyam provides for the Gratuity Plan on the basis of actuarial valuation. The entire Gratuity Plan of Satyam Computer Services and Nipuna is unfunded.

iii) Superannuation Plan

      In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

specified percentage (presently 10.0%) of each covered employee’s basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.

iv) Other Benefit Plans

      Satyam maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

n) Income Taxes

      In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

o) Earnings Per Share

      In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.

p) Stock-Based Compensation

      Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Pro forma Disclosure

      Had deferred stock-based compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro forma amounts of Satyam’s net income and earnings per share would have been as follows for the years ended March 31, 2005, 2004 and 2003 respectively.

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands except
	per share data)
Net Income
— As reported	$153,760	$111,860	$82,298
Add: Charge under APB25	1,968	1,625	3,380
Less: Charge under FAS123	(22,646)	(25,231)	(23,249)
— Pro forma	$133,082	$88,254	$62,429

Earnings Per Share:
Basic
— As reported	$0.49	$0.36	$0.26
— Pro forma	$0.42	$0.28	$0.20
Diluted
— As reported	$0.48	$0.35	$0.26
— Pro forma	$0.41	$0.28	$0.20

      Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

      The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

      The following weighted average assumptions were used:

	Year ended March 31,

	2005	2004	2003

Dividend yield	0.75%	0.61%	0.86%
Expected volatility	61%	69%	69%
Risk-free interest rate	7%	7%	9%
Expected term (in years)	2.03	2.69	2.77

q) Derivative financial instruments

      Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam purchases foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

r) Recently issued accounting pronouncements

     Share-Based Payments

      On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95,” that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of income. The standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.

      The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of income as Satyam Computer Services, our subsidiaries and our associated companies will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact.

s) Reclassifications

      Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.

3.	Preferred Stock of Subsidiary

      Nipuna issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs 10 (US$0.22) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs.10 (US$0.22) per share, in exchange for an aggregate consideration of US$20 million.

      As per the agreement, these preference shares are mandatorily convertible into equity shares of Nipuna no later than June 2007, if Nipuna achieves certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits are not achieved by Nipuna along with other triggering events, the investors have an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement have occurred during the period January 2004 to December 2004 the investors waived the right of early redemption.

      If not converted, early converted or redeemed, these convertible preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% p.a. The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs.10 (US$0.22) from the date of issuance of such Preference Shares. The dividends are cumulative, and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established subsequently with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the period ended March 31, 2005 is payable.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

4.	Investments

      Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities.

	As of March 31,

	2005	2004

	(US$ in thousands)
Available-for-sale securities
Cost and fair value	—	$2,793
Other investments, at cost	$3,615	$3,633
Less: Provision for impairment	(3,615)	(3,633)

Investments — Non current	—	$2,793

      Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as of March 31, 2003 due to adverse changes in the above factors.

5.	Investment in bank deposits

      Investment in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to US$411,623 thousand as of March 31, 2005 with maturities from more than one year to two years and US$332,133 thousand as of March 31, 2004 with maturities from more than three months to one year. Interest on investment in bank deposits is recognized on accrual basis.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

6.	Investments in associated companies

      The carrying values of investments in various associated companies of Satyam are as follows:

	As of March 31,

	2005	2004

	(US$ in thousands)
Sify	$20,415	$22,258
Satyam Venture	2,074	1,182
CA Satyam	755	834

Total	$23,244	$24,274

Sify

      During the year ended March 31, 2003, due to the sale of new shares by Sify to SAIF and VentureTech, Satyam Computer Services’ ownership interest in Sify reduced from 52.51% to 37.15%. Subsequent to December 9, 2002, Satyam Computer Services has accounted for its interest in Sify under the equity method of accounting, primarily due to lack of controlling interest in Sify. In addition, Satyam Computer Services has no future obligation to fund additional operating or financing requirements of Sify. Further during the year ended March 31, 2004, due to the sale of new shares by Sify to VentureTech and sale of 1 million Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify, Satyam Computer Services’ ownership interest in Sify was reduced from 37.15% to 32.04%.

      The difference between the carrying value of the investment in Sify as of September 30, 2003 and the sale proceeds amounting to US$2,606 thousand has been accounted for as a gain during the year ended March 31, 2004 in the statement of income.

      During the year ended March 31, 2005, Sify issued shares to its employees under Sify’s ESOP plan. As a result, Satyam Computer Services’ ownership interest in Sify reduced from 32.04% to 31.61%. The shares were issued to its employees at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of US$258 thousand, net of taxes during the year ended March 31, 2005 has been recorded as an increase in additional paid in capital.

      The summarized financial information as to assets, liabilities and results of operations of Sify is presented below:

	As of March 31,

Balance sheet	2005	2004

	(US$ in thousands)
Current assets	$51,943	$49,304
Non-current assets	40,235	38,232
Current liabilities	33,314	23,630
Net current asset	18,629	25,675
Shareholders’ equity	57,281	62,573

	Year ended March 31,		For the period
			December 10, 2002
Statement of Operations	2005	2004	to March 31, 2003

	(US$ in thousands)
Revenues	$82,839	$61,067	$15,286
Gross profit	36,439	28,873	7,178
Operating loss	10,355	12,903	5,116
Net loss	7,051	7,984	4,452

      Satyam Computer Services’ equity in loss of Sify, net of taxes amounted to US$1,737 thousand and US$2,230 thousand for the years ended March 31, 2005 and 2004 respectively and US$1,307 thousand for period from December 10, 2002 to March 31, 2003.

Satyam Venture

      On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam ComputerServices’ equity in the profit/(loss) of Satyam Venture, net of taxes amounted to US$706 thousand, US$(3) thousand and US$179 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

CA Satyam

      On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1,500 thousand each in the joint venture. Satyam Computer Services equity in the loss of CA Satyam, net of taxes amounted to US$63 thousand, US$398 thousand and US$126 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

7.	Premises, Equipment and Depreciation

      Premises and equipment at cost less accumulated depreciation consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Freehold land	$6,132	$4,179
Leasehold land	1,865	1,874
Premises	14,262	12,680
Computers including servers	99,800	82,279
System software	15,835	13,594
Office equipment	51,024	47,254
Furniture and fixtures	31,903	29,830
Vehicles	5,573	4,501
Assets under construction	16,010	7,393

Total	242,404	203,584
Less: Accumulated depreciation	(158,352)	(135,118)

Premises and equipment, net	$84,052	$68,466

      Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2-5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years

      Depreciation expense amounted to US$25,049 thousand, US$24,397 thousand and US$33,576 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

8.	Goodwill

      Goodwill consists of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Goodwill
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	$23,582	$23,702
Satyam Technologies Inc. (formerly Satyam Manufacturing Technologies Inc.)	3,667	3,685

Total	27,249	27,387
Less: Accumulated amortization	(11,791)	(11,851)

Goodwill, net	$15,458	$15,536

      Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and currently primarily relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services. Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142. Currently there is no impairment of goodwill; however, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

9.	Income Taxes

      The income tax expense consists of:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Foreign taxes
Current	$18,108	$20,205	$10,491
Deferred	(659)	279	433
Domestic taxes
Current	9,106	3,355	3,046
Deferred	(1,251)	(1,295)	(4,201)

Aggregate taxes	$25,304	$22,544	$9,769

      A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Net income before taxes	$180,158	$137,035	$84,324
Enacted tax rates in India	36.59%	35.88%	36.75%

Computed tax expense	$65,924	$49,162	$30,989
Tax effect due to non-taxable export income	(52,744)	(38,218)	(31,089)
Difference arising from different tax rates in other tax jurisdictions	5,524	6,985	3,363
Difference arising from different tax rates on gain on sale of investments	—	(562)	(2,478)
Stock-based compensation (non-deductible)	719	583	1,662
Changes in valuation allowance, including losses of subsidiaries	3,515	824	11,578
Effect of tax rate change	7	22	(9)
Others	2,359	3,748	(4,259)

Income taxes	25,304	22,544	9,757

Tax for earlier years	—	—	12

Income taxes recognized in the statement of income	$25,304	$22,544	$9,769

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

      The current provision for income taxes, net of payments, were US$10,671 thousand and US$8,630 thousand as of March 31, 2005 and 2004 respectively. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

      Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a exemption from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.

      Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31,

	2005	2004

	(US$ in thousands)
Deferred tax assets:
Operating loss carry forwards	$21,059	$17,582
Provision for accounts receivable, advances and investments	5,250	4,016
Premises and equipment	422	443
Others	3,840	2,065

Gross deferred tax assets	30,571	24,106
Less: Valuation allowance	(21,059)	(17,582)

Total deferred tax assets	9,512	6,524

Deferred tax liabilities:
Premises and equipment	(3,457)	(3,023)
Provision for accounts receivable and advances	(2,558)	(1,975)
Investments in associated companies and gain on dilution of interest in a subsidiary	(5,482)	(5,734)

Total deferred tax liabilities	(11,497)	(10,732)

Net deferred tax liabilities	$(1,985)	$(4,208)

      Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$36,398 thousand and US$37,173 thousand as of March 31, 2005 and 2004 respectively.

      Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$21,059 thousand and US$17,582 thousand as of March 31, 2005 and 2004 respectively and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

      Net deferred tax liabilities included in the consolidated balance sheets are as follows:

	As of March 31,

	2005	2004

	(US$ in thousands)
Current assets — deferred income taxes	$9,090	$6,081
Non-current assets — other assets*	422	443
Current liabilities — accrued expenses and other liabilities*	(2,558)	(1,975)
Long-term liabilities — Deferred income taxes	(8,939)	(8,757)

Net deferred tax liabilities	$(1,985)	$(4,208)

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.

10.	Borrowings

Short-term debt

      Short-term debt amounted to US$1,685 thousand and US$ Nil as of March 31, 2005 and 2004 respectively. Short-term debt represents export packing credit facility of Nipuna amounting to US$1,685 thousand at floating rate of interest of LIBOR+0.25% which is secured by a charge on book debts, accounts receivable and other moveable assets. The weighted-average interest rate on this borrowing was 3.61% for the year ended March 31, 2005.

Long-term debts

      Long-term debts outstanding comprise of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Secured debts, representing obligation principally to banks and financial institutions — 10.75% Rupee loans of SC-Trust, maturing serially through fiscal 2006	$1,919	$2,428
Hire Purchase Loans	2,369	1,754

Total Debt	4,288	4,182

Less: Current portion of long-term debts	(3,151)	(2,356)

Long-term debts, net of current portion	$1,137	$1,826

      Rupee loans are secured by equity shares of Satyam Computer Services held by the SC-Trust. In 2003, SC-Trust has repaid its rupee loans maturing in January 2004 and March 2004, amounting to US$1,239 thousand and US$1,410 thousand, respectively, with an interest rate of 13% p.a. and has replaced them with new rupee loans in same principal amounts with a fixed interest rate of 10.75% p.a. maturing in July 2005.

      Aggregate maturities of long-term debts subsequent to March 31, 2005, are US$3,151 thousand in fiscal 2006, US$887 thousand in fiscal 2007 and US$250 thousands in fiscal 2008.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

Unused lines of credit

      Unused lines of credit comprise of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Short-term debt	$3,359	$8,065
Long-term debt	20,000	—
Non-fund facilities	14,130	4,877

Total Unused lines of credits	$37,489	$12,942

      On January 6, 2005, Nipuna obtained a credit facility from a bank for long term borrowings to the extent of US$20 million with an interest rate of 0.95% above 6 month LIBOR. As per the terms of the facility, Nipuna may draw the funds prior to September 30, 2005. The borrowing is repayable in 3 years from each draw down of the borrowing. Nipuna intends to draw the funds as per the approval.

11.	Employee Benefits

The Gratuity Plan

      The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of income.

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Accumulated benefit obligation	$2,645	$1,948	$1,257
Change in projected benefit obligation
Projected benefit obligation at beginning of the year	$4,025	$2,481	$1,536
Service cost	1,477	889	623
Interest cost	274	203	156
Actuarial loss/(gain)	(263)	300	144
Benefits paid	(326)	(155)	(25)
Effect of exchange rate changes	(14)	307	47

Projected benefit obligation at end of the year	5,173	4,025	2,481

Change in plan assets
Employer contribution	326	162	24
Benefits paid from plan assets	(326)	(162)	(24)

Fair value of plan assets at end of the year	—	—	—

Funded status of the plans	(5,173)	(4,025)	(2,481)
Unrecognized transition obligation	—	3	11
Unrecognized net actuarial loss	418	1,221	339
Amount recognized during the year	(23)	(4)	(3)

Accrued benefit cost	$(4,777)	$(2,805)	$(2,134)

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
The components of net gratuity costs are reflected below:
Service cost	$1,477	$889	$623
Interest cost	274	203	156
Expected returns on plan assets	—	—	—
Amortization	3	12	11
Amount recognized during the year	20	8	3

Net gratuity costs	$1,773	$1,112	$793

      The assumptions used in accounting for the gratuity plan for the years ended March 31, 2005, 2004 and 2003 are set out below:

      Weighted-average assumptions used to determine benefit obligations:

	Year ended March 31,

	2005	2004	2003

Discount rate	8.0%	7.0%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

      Weighted-average assumptions used to determine net periodic benefit cost:

	Year ended March 31,

	2005	2004	2003

Discount rate	7.0%	7.0%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Cash Flows

      Satyam expects to contribute US$324 thousand to its Gratuity plan during the year ending March 31, 2006. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Expected contribution

(US$ in thousands)
For the financial year ended March 31,
2007	$432
2008	578
2009	872
2010	1,410
2011-2015	8,711

Provident Fund

      Satyam’s contribution towards the Provident Fund amounted to US$6,839 thousand, US$3,360 thousand and US$2,633 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

Superannuation Plan

      Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$860 thousand, US$421 thousand and US$26 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

401(k) Plan

      Satyam’s matching contribution under 401(k) Plan amounted to US$ Nil, US$403 thousand and US$569 thousand for the years ended March 31, 2005, 2004 and 2003 respectively. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

12.	Earnings Per Share

      Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC-Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 240,500 and 58,200 as of March 31, 2005 and 2004 respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.

      In addition to the above, the unallocated shares held by SC-Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,183,840 and 1,629,480 as of March 31, 2005 and 2004 respectively.

      The components of basic and diluted earnings per share were as follows:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands except share data)
Net income	$153,760	$111,860	$82,298
Equity Shares:
Average outstanding shares (in thousands)	316,184	313,155	311,797
Dilutive effect of Associate Stock Options (in thousands)	7,385	3,902	6,861

Share and share equivalents (in thousands)	323,569	317,057	318,658

Earnings per share
Basic	$0.49	$0.36	$0.26
Diluted	$0.48	$0.35	$0.26

13.	Stock-based Compensation Plans

ASOP plan

      In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 13,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999 the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. As and when the SC-Trust issues warrants to eligible associates, the difference between the market price and the exercise price is accounted as deferred stock based compensation and amortized over the vesting period. The warrants vest immediately or vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants. As of March 31, 2005, warrants (net of lapsed and cancelled) to purchase 11,805,860 equity shares have been granted to associates pursuant to ASOP since inception.

ASOP B plan

      In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 41,727,140 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As of March 31, 2005, options (net of lapsed and cancelled) to purchase 30,889,452 equity shares have been granted to associates under this plan since inception.

ASOP ADS plan

      In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the “ASOP (ADS)”) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date. As of March 31, 2005, warrants (net of lapsed and cancelled) for 1,590,978 ADSs representing 3,181,956 equity shares have been granted to associates under the ASOP ADS since inception.

Warrant grants

      During the year ended March 31, 2005, the SC-Trust issued immediately vesting warrants for 50,840 and warrants for 384,500 (net of nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year, under the ASOP B plan, Satyam Computer Services issued warrants for 11,957,233 (net of 2,248,524 warrants cancelled) shares to the associates. During the year, under the ASOP (ADS), Satyam Computer Services issued warrants for 2,64,560 ADS representing 529,120 (net of warrants for 102,164 ADS representing 204,328 shares cancelled) shares to associates under the ASOP (ADS) plan.

      During the year ended March 31, 2004, the SC-Trust issued immediately vesting warrants for 92,500 and warrants for 89,500 (net of 11,700 warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year, under the ASOP B plan, Satyam Computer Services issued warrants for 4,465,271 (net of 645,528 shares cancelled) shares to the associates. During the year, under the ASOP (ADS), Satyam Computer Services issued warrants for 63,143 ADS representing 126,286 (net of warrants for 64,200 ADS representing 128,400 shares cancelled) shares to associates under the ASOP (ADS) plan.

      During the year ended March 31, 2003, the SC-Trust issued immediately vesting warrants for 526,900 shares and warrants for 128,750 (net of 38,750 shares cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,269,621 (net of 1,133,723 shares cancelled) shares to the associates. During the year warrants for 93,850 ADS representing 187,700 (net of warrants for 116,150 ADS representing 232,300 shares cancelled) shares to associates under the ASOP (ADS) plan.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

      Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Year ended March 31,

	2005		2004		2003

		Weighted		Weighted		Weighted
	Number of	Average		Average		Average
	equity	Exercise	Number of	Exercise	Number of	Exercise
ASOP Plan	shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the year	58,200	$1.99	1,167,380	$1.31	1,924,890	$1.28
Granted	435,340	$2.24	193,700	$1.68	694,400	$1.52
Exercised	(253,040)	$2.09	(523,140)	$1.81	(1,273,000)	$1.42
Cancelled	—	—	(11,700)	$1.90	(38,750)	$1.72
Lapsed	—	—	(768,040)	$1.18	(140,160)	$1.28

Balance at the end of the year	240,500	$2.35	58,200	$1.99	1,167,380	$1.31

Exercisable at the end of the year	—	—	4,600	$1.81	3,300	$1.55
Weighted average fair value of options granted during the year		$7.65		$8.72		$4.68

	Year ended March 31,

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP B	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the year	17,510,481	$6.05	14,464,148	$5.33	10,197,327	$5.60
Granted	14,205,757	$8.06	5,110,799	$6.33	5,403,344	$4.78
Exercised	(2,637,399)	$5.02	(1,418,938)	$5.09	(2,800)	$3.75
Cancelled	(2,248,524)	$6.67	(645,528)	$5.53	(1,133,723)	$6.50

Balance at the end of the year	26,830,315	$7.14	17,510,481	$6.05	14,464,148	$5.33

Exercisable at the end of the year	5,695,198	$6.76	4,517,111	$6.31	1,236,531	$5.00
Weighted average fair value of options granted during the year		$8.06		$6.33		$4.78

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

	Year ended March 31,

	2005		2004		2003

		Weighted		Weighted		Weighted
	Number of	Average		Average		Average
	equity	Exercise	Number of	Exercise	Number of	Exercise
ASOP (ADS)	shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the year	2,362,864	$5.92	2,526,550	$5.08	2,338,850	$4.97
Granted	733,448	$11.42	254,686	$8.65	420,000	$5.23
Exercised	(376,182)	$5.41	(289,972)	$5.42	—	—
Cancelled	(204,328)	$7.82	(128,400)	$5.41	(232,300)	$5.01

Balance at the end of the year	2,515,802	$7.42	2,362,864	$5.92	2,526,550	$5.08

Exercisable at the end of the year	713,700	$5.43	343,506	$4.91	206,084	$4.95
Weighted average fair value of options granted during the year		$11.42		$8.65		$5.23

      Information about number of equity shares representing stock options outstanding as on March 31, 2005:

			Outstanding			Exercisable

				Weighted Average	Number of equity		Number of equity
			Weighted Average	remaining	shares arising out	Weighted Average	shares arising out
Range of Exercise Price			Exercise Price	contractual Life	of options	Exercise Price	of options

(per equity share)			(per equity share)			(per equity share)
Rs 97.30-	$2.23	-	Rs 201.34	0.56 Years	6,150,011	Rs 199.00	1,960,260
Rs 236.94	$5.43		$4.62			$4.56
Rs 236.95-	$5.43	-	Rs 334.77	1.26 Years	22,568,223	Rs 318.68	4,312,247
Rs 564.33	$12.94		$7.67			$7.31
Rs 564.34-	$12.94	-	Rs 521.00	1.39 Years	868,383	Rs 616.83	136,391
Rs 1281.20	$29.37		$11.94			$14.14

      The US$ numbers in the above tables have been translated using the closing exchange rate as of March 31, 2005 1 US$ = Rs 43.62

Stock based compensation plan of Nipuna

      In April 2004, Nipuna established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.

      During the year ended March 31, 2005, Nipuna issued options for 813,578 Equity shares in June 2004 at weighted average exercise price of Rs.80 (US$1.78) being the fair market value per share. No options were exercised during the period.

Deferred Stock-based compensation

      Satyam Computer Services recognized deferred stock-based compensation of US$2,244 thousand, US$762 thousand and US$1,745 thousand for the years ended March 31, 2005, 2004 and 2003 respectively. Satyam Computer Services amortized and charged to income US$1,968 thousand, US$1,625 thousand and US$3,380 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

      Pursuant to APB 25, deferred stock-based compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the market price of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a graded vesting basis over the vesting period of the warrants.

14.     Segmental Reporting

      Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

The executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet.

•	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

•	Software Products, product development and creation of propriety software.

      Satyam’s operating segment information for the years ended March 31, 2005, 2004 and 2003 are as follows:

Business Segments

			Software		Consolidated
	IT Services	BPO	Products	Elimination	totals

	(US$ in thousands)
For the year ended March 31, 2005
Revenue — External customers	$786,684	$6,913	—	—	$793,597
Revenue — Inter-segment	760	3,051	—	$(3,811)	—

Total Revenues	787,444	9,964	—	(3,811)	793,597

Operating income/(loss)	171,825	(9,329)	—	—	162,496
Equity in earnings/(losses) of associated companies, net of taxes	(1,094)	—	—	—	(1,094)
Net income/(loss)	163,653	(9,893)	—	—	153,760
Segment assets	885,141	16,138	34	(17,187)	884,126
Depreciation	23,362	1,687	—	—	25,049
Capital expenditures for long-lived assets	37,315	3,749	—	—	41,064

For the year ended March 31, 2004
Revenue — External customers	$565,028	$1,293	$51	—	$566,372
Revenue — Inter-segment	405	1,097	72	$(1,574)	—

Total Revenues	565,433	2,390	123	(1,574)	566,372

Operating income/(loss)	125,402	(4,055)	(198)	—	121,149
Equity in earnings/(losses) of associated companies, net of taxes	(2,631)	—	—	—	(2,631)
Net income/(loss)	116,195	(4,140)	(195)	—	111,860
Segment assets	719,262	9,897	34	(15,425)	713,768
Depreciation	24,006	388	3	—	24,397
Capital expenditures for long-lived assets	15,628	2,436	—	—	18,064

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

			Software		Consolidated
	IT Services	BPO	Products	Elimination	totals

	(US$ in thousands)

For the year ended March 31, 2003
Revenue — External customers	$458,336	—	$871	—	$459,207
Revenue — Inter-segment	—	—	253	$(253)	—

Total Revenues	458,336	—	1,124	(253)	459,207

Operating income	83,407	—	232	—	83,639
Equity in earnings/(losses) of associated companies, net of taxes	(3,339)	—	—	—	(3,339)
Net income	82,066	—	232	—	82,298
Segment assets	590,432	—	1,036	(29,774)	561,694
Depreciation and amortization of other intangible assets	37,102	—	75	—	37,177
Capital expenditures for long-lived assets	11,015	—	1	—	11,016

      The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Geographic Information

      The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	Year ended March 31,

	2005		2004		2003

	Revenues		Revenues		Revenues
	from external	Long-lived	from external	Long-lived	from external	Long-lived
	customers	assets	customers	assets	customers	assets

	(US$ in thousands)
North America	$542,387	$4,033	$414,944	$3,973	$335,930	$3,939
Europe	131,708	616	77,790	531	53,265	579
India	27,172	92,103	16,050	77,446	27,911	77,785
Japan	13,860	521	11,108	227	10,473	348
Rest of the World	78,470	2,237	46,480	1,825	31,628	693

Total	$793,597	$99,510	$566,372	$84,002	$459,207	$83,344

      The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

15.     Related Party Transactions

      Related party transactions comprise of

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Infrastructure and other services provided by Satyam to
Sify, its subsidiaries and associated companies	$67	$72	$68
Satyam Venture	315	1,225	875
Satyam GE	—	—	9

Total	$382	$1,297	$952

Services/ Interest received by Satyam from
Sify, its subsidiaries and associated companies	$1,441	$1,439	$245
Satyam Venture	7,110	5,338	357

Total	$8,551	$6,777	$602

      The balances receivable from and payable to related parties are as follows:

	As of March 31,

Amount due from/(to) associated companies	2005	2004

	(US$ in thousands)

Sify, its subsidiaries and associated companies	$(460)	$(257)
Satyam Venture	(3,103)	(1,345)

Total	$(3,563)	$(1,602)

16.     Shareholders’ Equity-Dividends

      Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.

      Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders was US$559,817 thousand, US$422,723 thousand and US$291,874 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

      Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

17.	Contingencies and Commitments

a) Funding and Warrant commitments — Nipuna

      Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the 0.05% cumulative convertible redeemable preference shares. Further Satyam Computer Services is required to subscribe to convertible debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

      Satyam Computer Services, Nipuna and the investors have also entered into a warrant agreement whereby Nipuna agrees to issue to the Investors, one warrant in consideration of and based upon every US$100 thousand referral revenues received by Nipuna or its subsidiaries at any time during the period commencing from the date of initial closing and ending in June 2007 from business referred to Nipuna or its subsidiaries by an investor or its affiliates. These warrants are convertible into ordinary equity shares of Nipuna subject to a maximum of 7.5% of the then outstanding equity share capital of Nipuna on a fully diluted basis during the exercise period at the price per share then in effect and subject to other terms and conditions set forth in the agreement. As of March 31, 2005, there were no referral revenues and hence no warrants have been issued.

b) Bank guarantees

      Bank guarantees outstanding amounted to US$8,186 thousand and US$5,344 thousand as of March 31, 2005 and 2004 respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

c) Capital commitments

      Contractual commitments for capital expenditure pending execution were US$8,801 thousand and US$4,414 thousand as of March 31, 2005 and 2004 respectively.

      Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.

d) Operating leases

      Satyam has certain operating leases for office premises and guesthouses. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to US$12,534 thousand, US$9,110 thousand and US$8,735 thousand for the years ended March 31, 2005, 2004 and 2003 respectively.

      Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of March 31, 2005 are US$4,351 thousand in fiscal 2006, US$3,660 thousand in fiscal 2007, US$1,992 thousand in fiscal 2008 and US$1,349 thousand in fiscal 2009 and thereafter.

18.	Concentration of Credit Risk

      Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Year ended March 31,

	2005	2004	2003

Revenues generated from top two customers
Customer I	10.81%	14.28%	16.14%
Customer II	7.35%	9.92%	8.71%
Total revenues from top five customers	29.21%	36.45%	38.41%

19.	Financial Instruments

Forward and options contracts

      Satyam Computer Services enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as not material.

      The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

	As at March 31,

	2005	2004	2003

	(US$ in thousands)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$160,000	$44,500	$4,000
Options contracts	141,500	—	—

Total	$301,500	$44,500	$4,000

Gains/(loss) on outstanding contracts:
Forward contracts	$1,034	$435	$43
Options contracts	72	—	—

Total	$1,106	$435	$43

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

      The outstanding foreign exchange forward and options contracts as of March 31, 2005 mature between one to nine months.

      Gains/(losses) on foreign exchange forward and options contracts included under the head other income/(expense) in the statement of income are as stated below:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
Forward contracts	$(485)	$2,361	$56
Options contracts	146	—	—

Total	$(339)	$2,361	$56

Fair value

      The carrying amounts reported in the balance sheets for cash and cash equivalents, investments in bank deposits trade and other receivables, investments, amounts due to or from related parties, short-term debts, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates was US$4,292 thousand and US$4,189 thousand as of March 31, 2005 and 2004 respectively as compared to the carrying amounts of US$4,288 thousand and US$4,182 thousand as of March 31, 2005 and 2004 respectively.

20.	Schedules of Balance sheet

a) Cash and Cash Equivalents

      The cash and cash equivalents consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Cash and bank balances	$128,123	$80,676
Cash equivalents	1,692	6,054

Cash and cash equivalents	$129,815	$86,730

b) Accounts receivable and allowance for doubtful debts

      Accounts receivable consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Customers (trade)	$178,384	$147,142
Related parties	72	615
Less: Allowance for doubtful debts	(17,533)	(13,930)

Accounts receivable	$160,923	$133,827

      The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

c) Prepaid Expenses and Other Receivables

      Prepaid expenses and other receivables consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Interest accrued on bank deposits	—	$21,074
Prepaid expenses	$4,423	3,887
Directors liability insurance	332	418
Advance for expenses	5,649	4,614
Loans and advance to employees	4,701	2,892
Other advances and receivables	2,741	1,616
Less: Allowance for doubtful advances	(1,743)	(1,596)

Prepaid expenses and other receivables	$16,103	$32,905

      Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.

      Others advances and receivables include the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$29 thousand and US$ Nil as of March 31, 2005 and 2004 respectively.

d) Other Assets

      Other assets consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Interest accrued on bank deposits	$5,607	—
Deposits	9,614	$6,901
Loans and advances to employees due after one year	876	902
Deferred taxes on income	422	443
Others	1,833	1,599
Less: Allowance for doubtful advances	(1,563)	(1,571)

Other Assets	$16,789	$8,274

      Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$398 thousand and US$294 thousand as of March 31, 2005 and 2004 respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements — (Continued)

e)	Accrued Expenses and Other Current Liabilities

      Accrued expenses and other current liabilities consist of:

	As of March 31,

	2005	2004

	(US$ in thousands)
Accrued expenses	$28,311	$21,791
Unclaimed dividend	1,051	827
Provision for taxation, net of payments	10,671	8,630
Provision for gratuity and unutilized leave	9,454	4,935
Deferred taxes on income	2,558	1,975
Others	12,709	8,516

Accrued expenses and other current liabilities	$64,754	$46,674

21.	Subsequent event

      On April 21 2005, Satyam announced its intention to acquire Citisoft plc, or Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with operating presences in London, Boston and New York. Satyam intends to acquire 75% of the shares of Citisoft, and the balance 25% in two equal tranches over the next three years.

      The total consideration for this acquisition would be approximately $38.7 million including a performance-based payment of up to $15.8 million over three years, conditional upon specified revenue and profit targets being met. The transaction is expected to be consummated by end of April 2005 and is subject to various regulatory approvals.

Satyam Computer Services Limited

Financial Statement Schedule

Financial Statement Schedule — Valuation and qualifying accounts

1.	Change in valuation allowance on deferred tax assets:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
At the beginning of the year	$17,582	$15,265	$49,515
Change during the period	3,515	824	11,578
Change due to foreign exchange	(38)	1,493	546
Due to change in ownership interest in Sify	—	—	(46,374)

At the end of the year	$21,059	$17,582	$15,265

2.	Allowance for doubtful accounts on trade accounts receivable:

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
At the beginning of the year	$13,930	$9,180	$9,495
Additions	7,521	6,338	4,212
Write offs, net of recoveries	(3,818)	(2,694)	(1,439)
Change due to foreign exchange	(100)	1,106	248
Due to change in ownership interest in Sify	—	—	(3,336)

At the end of the year	$17,533	$13,930	$9,180

3.	Allowance for doubtful advances:

a)	Prepaid Expenses and Other Receivables

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
At the beginning of the year	$1,596	$1,201	—
Additions	151	265	$1,179
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	(4)	130	22

At the end of the year	$1,743	$1,596	$1,201

b)	Other Assets

	Year ended March 31,

	2005	2004	2003

	(US$ in thousands)
At the beginning of the year	$1,571	$1,434	$1,396
Additions	—	—	—
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	(8)	136	38

At the end of the year	$1,563	$1,571	$1,434